SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

On behalf of IRSA INVERSIONES Y REPRESENTACIONES SA, below is a summary of the resolutions adopted at the General Ordinary Shareholders’ Meeting held on October 21, 2021:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and CRESUD SACIF Y A (CRESUD) to approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF GENERAL COMPANIES LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of General Companies Law No. 19,550 for the fiscal year ended June 30, 2021

ITEM THREE: ALLOCATION OF NET LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 2021, FOR ARS 28,764,613,112
The meeting approved by majority of votes to partially write off the special reserve in the amount of ARS 30,693,399,903 which, adjusted for inflation, amounts to the sum of ARS 33,542,594,551, and use it for the total absorption of the negative result for the fiscal year

ITEM FOUR: CONSIDERATION OF THE BOARD OF DIRECTOR’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes the Board of Directors’ performance for the fiscal year ended June 30, 2021, under consideration, discharged by all their members as well as all the regular directors who are also members of the audit and executive committees thereof, as regards all the activities carried out during the fiscal, taking into consideration the legal abstentions.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes the performance of the Supervisory Committee for the fiscal year ended June 30, 2021.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS (ARS 100,108,900 ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2021, WHICH WAS COMPUTABLE BREAKDOWN IN THE TERMS OF THE REGULATION OF THE ARGENTINE NATIONAL SECURITIES COMMISSION.
The meeting approved by majority of votes the sum of ARS 100,108,900 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2021, exceeding the limits set forth in section 261 of General Companies Law No. 19,550, taking into account the directors duties, the time allocated to professional roles, the income/loss recorded during their management, the special technical works carried out for subsidiary companies as well as the professional experience in addition to the market value of the services rendered; and to empower the Board of Directors to (i) allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.
ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE (ARS 2,390,000 ALLOCATED AMOUNT) FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes to pay ARS 2,390,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2021.

ITEM EIGHT: APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
The meeting approved by majority of votes:
1.
to set in 12 (twelve) the number of regular directors and in 5 (five) the number of alternate directors.
2.
To renew the appointment of Eduardo Sergio Elsztain, Saul Zang, Marcos Moisés Fischman and Mauricio Elías Wior as non-independent Regular Director.
3.
That the non-independent Alternate Director, Mr. Ben Iosef Elsztain, take over as Regular Director with mandate until 06/30/24.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as ALTERNATE STATUTORY AUDITORS for a term of one fiscal year, noting that according to the regulations of the Argentine National Securities Commission, the proposed persons have the character of independent.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint the following firms as certifying accountants for the 2020/2021 fiscal year (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers with Carlos Brondo as Alternate External Auditor and with Walter Rafael Zablocky as Regular External Auditor;and (b) Abelovich Polano & Asociados with José Daniel Abelovich as Regular External Auditor and Noemi Cohn and Roberto Murmis as Alternate External Auditor.

ITEM ELEVEN: APPROVAL OF COMPENSATION FOR ARS 23,183,161 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes a compensation of ARS 23,183,161 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2021.

ITEM TWELVE: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDINGS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Carla Landi and/or Camila Juarez Cortese and Ms. Andrea Muñoz, so that, acting individually and separately, they proceed to carry out each and every one of the procedures aimed to carry out the necessary registrations of the preceding assembly resolutions before the National Securities Commission, General Inspection of Justice, and any other National, Provincial or Municipal Organism that corresponds, signing documents, accepting and implementing modifications, receiving notifications, answering views, presenting and breaking down documentation, signing edicts and everything necessary for that purpose.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 22, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets